Suite303, 595 Howe Street
Vancouver, B.C. V6C 2T5
Phone: (604) 718-2800 Fax: (604) 718-2808

NEWS RELEASE

NEWS RELEASE

Curlew Announces Proposed Consolidation and Financing up to $1,000,000

Vancouver, B.C. April 27, 2017 – Curlew Lake Resources Inc. (TSX-V: CWQ) announces that it will be implementing a consolidation of the Company’s share capital on a ten (10) old shares for one (1) new share basis. The Company currently has 19,792,220 shares outstanding, which, if no further shares are issued, would be reduced to 1,979,222 post-consolidated common shares. There will be no name change with this consolidation. The Company will disseminate a further News Release upon acceptance from the Exchange which will set out the Effective Date for the consolidation.

Additionally, the Company has negotiated, subject to acceptance by the Exchange (“NEX”), a private placement and debt settlement with certain creditors for outstanding debts for total gross proceeds of up to $1,000,000 (the “Financing”). Upon receipt of acceptance from the TSX-V to the Financing, the Company will issue up to 4,000,000 common shares (the “Shares”) at a price of $0.25 per Share. Proceeds raised from the Financing will be used towards general working capital purposes and looking for new business.

All the independent directors of the Company, acting in good faith, have determined that the fair market value of the securities being issued and the consideration paid is reasonable and is exempt from the formal valuation and minority shareholder approval requirements of Multilateral Instrument 61-101.

ON BEHALF OF THE BOARD

SIGNED: “Christopher Cherry”

Christopher Cherry, CFO and Secretary
For more information contact:
Christopher Cherry
Tel: (604) 908-3095
Website: www.curlew-lake.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement Regarding Forward-Looking Information

The news release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding potential mineralization, exploration results and future plans and objectives of the Company are forward-looking statements that involve various risks and uncertainties. In making the forward-looking statements in this news release, the Company has applied several material assumptions, including the assumptions that the conditions precedent to completion of the Financing will be fulfilled in a timely manner; all necessary approvals and consents in respect of the consolidation, Debt Settlement and Financing will be obtained in a timely manner and on acceptable terms; and general business and economic conditions will not change in a materially adverse manner. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include market prices, exploitation and exploration results, availability of capital and financing, general economic, market or business conditions, uninsured risks, regulatory changes, availability of personnel, unanticipated exploration risks detailed herein and from time to time in the filings made by the Company with securities regulators. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.